Mail Stop 3561



							February 24, 2006



Joel D. Liffman, President and Chief Operating Officer
Oracle Healthcare Acquisition Corp.
200 Greenwich Avenue
Third Floor
Greenwich, CT 06830

		RE:	Oracle Healthcare Acquisition Corp.
			Registration Statement on Form S-1/A
			File No. 333-128748
			Dates Filed: February 17, 2006 and February 21,
2006

Dear Mr. Liffman:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.
General
1. Please provide a currently dated consent, referring to the appropriate audit report date.
2. Your founding directors, Larry Feinberg and Joel Liffman, have indicated that each of them intend to purchase 416,667 warrants on the closing date of the offering. While disclosure indicates that these "founding director warrants" will be purchased separately and not in combination with your common stock in the form of units, disclosure also indicates that "the founding director warrants are being registered on this registration statement." Refer to disclosure on page 4. In this regard, your correspondence dated February 17, 2006 indicates that you have revised "the terms of the
Company`s initial public to include the sale of . . . 833,334 warrants to be sold to two of the Company`s founding directors, their affiliates, and/or their designees . . . and all shares of Common Stock issuable upon exercise of the Founding Director Warrants." If you are registering the offer and sale of these warrants on this registration statement, it appears as though you may have in place a directed offering. If you do not so believe, please advise us supplementally. Otherwise, describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the offering price of $1.20 per warrant to the founding directors was determined, how the prospective recipient and number of reserved securities is determined, and how the prospective recipients of the reserved securities will indicate their interest in purchasing the securities. Further tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Will any electronic communications or procedures be used by the underwriter or the company, such as e-mail?
Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? When do the purchasers become committed to purchase their shares? Provide us with copies of all written communications with prospective purchasers about the directed offering.
3. We note your reference to "Founding director and/or designees warrant purchases" on page 4 and your reference to "833,334 warrants to be sold to two of the Company`s founding directors, their affiliates, and/or their designees" in your letter of correspondence dated February 17, 2006. The Founding Director Warrant Purchase Agreement, filed as Exhibit 10.7, neither identifies "affiliates" or
"designees" of Messrs. Liffman and Feinberg as purchasers of the warrants nor does it appear to contemplate sale of the warrants to these persons and/or entities. Please clarify your references to "affiliates" and/or or "designees" as being recipients of these warrants.
4. We note your disclosure on pages 6 and 7 indicating that "[n]either we nor our board of directors will take any actions to waive or amend any of the procedures governing the approval of our initial business combination." Revise to include the disclosure contained in the risk factor on page 12, specifically, that the company views the business combination provisions contained in its Articles "as obligations to our stockholders, and neither we, nor our board of directors will propose, or seek shareholder approval of, any amendment of these provisions."

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.


Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551- 3774 if you have questions regarding the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at
(202) 551-3397, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director

cc: 	William Gump, Esq. (by facsimile)
      	212-728-8111





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Joel D. Liffman
Oracle Healthcare Acquisition Corp.
February 24, 2006
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